HECKMANN CORPORATION

75080 FRANK SINATRA DRIVE

PALM DESERT, CALIFORNIA 92211

TELEPHONE: (760) 341-3606

FACSIMILE: (760) 341-3727

July 24, 2008

Via EDGAR and by courier

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 16, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement on Form S-4, together with a copy that is marked to show the changes from the initial filing.

General

Staff Comment:

1. We note the reference on page 20 to China Water’s “aggressive” expansion plans, including through acquisitions. In the appropriate places in the proxy statement/prospectus, please clarify how the combined company plans to finance the acquisitions.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 25 to clarify that the combined company plans to use cash on hand, borrowings, or shares of its common stock to finance acquisitions.

Staff Comment:

2. Please clarify if management from either Heckmann or China Water may purchase shares of Heckmann prior to the vote.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 10 to clarify that management of the Company and China Water may purchase shares of Company common stock prior to the vote, in compliance with applicable federal and state securities laws. In addition, the Company has added a risk factor on page 36 to the effect that any such purchases would allow such persons to exert additional influence over the approval of the merger and increase the chances that the merger will be approved.

Staff Comment:

3. Please identify persons, entities, and other subject matter instead of using vague language such as “certain.” See, for example, “certain China Water securityholders” on page vi and 4, “certain potential indemnification liabilities” on page 5, “certain growth rates” on page 25, “several accredited investors” on page 33 and elsewhere, “certain constituencies” on page 36, “certain proposed business acquisitions” on page 42, “certain specified holders” on pages 10 and 63, “certain SEC filings” in the second to last bullet point on page 57, “the holders of notes,” “three specified holders,” “one such person,” and “the other two such persons” on page 64, and “certain individuals and entities” on page 75.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to remove the use of vague language such as “certain.”

Cover page

Staff Comment:

4. Please quantify the total value of the proposed consideration that Heckmann will pay for China Water, including contingent payments, earn-outs, etc.

Company Response:

In response to the Staff’s comment, the Company has amended the cover page of the proxy statement included within the Registration Statement to indicate the total amounts that may be paid by the Company in the merger and after the merger in connection with the payment of the contingent payments.

Staff Comment:

5. It appears from recent trading prices that a share of China Water exchanged for either $5 or 0.8 of a Heckmann share would reflect a significant discount to China Water’s trading price. Please revise here and where appropriate to quantify the discount, if any, as of the most recent practicable date and briefly explain the basis for any such discount.

Company Response:

In response to the Staff’s comment, the Company has amended the cover page of the proxy statement included within the Registration Statement to indicate any discount to China Water’s current trading price that will be represented by the $5.00 per share cash price or the exchange ratio, and has also amended the Registration Statement on the cover page, on page 43 and elsewhere to discuss how it considered China Water’s quoted price in connection with determining its valuation of China Water.

Staff Comment:

6. Please revise to clarify, if true, that a China Water shareholder may opt to receive $5 cash per share for some but not all of his shares, receiving 0.8 of a Heckmann share for any China Water shares not exchanged for cash. Please advise us, based on trading prices as of the most recently practicable date, of the value of China Water shares and 0.8 of a Heckmann share.

Company Response:

In response to the Staff’s comment, the Company has amended the cover page of the proxy statement included within the Registration Statement to clarify that a China Water stockholder may opt to receive $5 cash per share for all or any part of the stockholder’s shares and receive 0.8 of a Company share for any China Water shares not exchanged for cash. On July 23, 2008, the last bid price for a share of China Water common stock, as reported by the OTC-BB, was $6.60 and the closing market price for 0.8 of a Company share, as reported by the NYSE, was $7.072. Accordingly, China Water stockholders electing to receive Company common stock would receive a premium to the trading price of China Water stock if the transaction had closed on such date.

Summary, page 1

Staff Comment:

7. Please clarify whether additional debt or additional shares will be issued in the event the maximum conversion of 29.99% of the IPO shares occurs.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 10 to clarify that the Company will not be required and does not intend to issue at the time of the merger any additional debt or shares in the event the maximum conversion of 29.99% of the IPO shares occurs.

Staff Comment:

8. Please quantify the approximate Heckmann and China Water ownership percentages in the combined company. For example, it is unclear if Heckmann will undergo a change in control or China Water shareholders will hold a majority of the post-merger company’s common stock.

Company Response:

The Company advises the Staff that, based on the number of shares of China Water common stock as to which an election to receive stock has been made to date and assuming that all remaining China Water stockholders that have not made an election to date will elect to take Heckmann common stock in the merger, upon completion of the merger, China Water’s former stockholders will own approximately 48.1% of the then outstanding Heckmann common stock if none of Heckmann’s public stockholders elect to convert their shares into cash.

Staff Comment:

9. Please briefly address the recent formation of the existing China Water operations through acquisitions in 2007. It appears that before the February 2007 transaction the original operating subsidiaries were owned by China Water’s president, Xu Hong Bin. Consider adding risk factor disclosure.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 2 to discuss China Water’s 2007 acquisitions of companies owned by Xu Hong Bin, China Water’s president. Pages 89 to 90 of the Registration Statement contain a more detailed discussion of this acquisition history.

Staff Comment:

10. Please indicate whether, and quantify by approximately how much, the proposed consideration values China Water at a premium to the transaction amounts associated with the February 2007 reverse merger and acquisitions in May, June, and August of 2007.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 5 to indicate the premium paid in the merger to the transaction amounts associated with the January 2008 convertible note offering and the 2007 acquisitions.

China Water Majority Stockholder Written Consent, Undertaking, Conversion, and Release Agreements, and Other Written Elections, page 9

Staff Comment:

11. We note that Mr. Xu elected to receive cash for 15% of his outstanding shares of China Water common stock and exchange the remaining 85%, and Mr. Chen elected to receive cash for all of his outstanding shares of China Water common stock. Please disclose the number of outstanding shares held by each of Messrs. Xu and Chen.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 11, 75 and elsewhere to disclose the number of outstanding shares held by each of Messrs. Xu and Chen.

Summary of Unaudited Pro Forma Condensed Combined Financial Data, page 15

Staff Comment:

12. We note in the last sentence of the second paragraph that January 1, 2007, was the date of inception of Heckmann, which differs from the date listed on the financial statements of Heckmann Corporation of May 29, 2007. Please revise the sentence to clarify your meaning.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 17 by deleting the clause erroneously referring to Heckmann’s date of inception.

Risk Factors, page 20

Staff Comment:

13. Currently the risk factor on page 28 contains extensive details, embedded lists, and legalistic descriptions. Please revise to clearly and plainly present the risk.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 33 to revise this risk factor to clearly and plainly present the risk.

Staff Comment:

14. In the second to last risk factor on page 31, please quantify the approximate financial interest of the insiders.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 37 to 38 to quantify the financial interests of the Company’s insiders.

Staff Comment:

15. In the last risk factor on page 31 and the Background of the Merger, please add a brief discussion regarding the company’s decision not to use a third party firm for a fairness opinion. Please further clarify the considerations underlying the determination that obtaining a fairness opinion was not necessary or cost-effective.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 39 to add a risk factor concerning the Company’s decision not to seek a third party fairness opinion and to add disclosure on page 51 regarding the considerations underlying the determination not to obtain a fairness opinion.

Staff Comment:

16. With a view to disclosure, advise us of the company’s anticipated ability to pay the $45 million contingent payment if its adjusted net income exceeds $90 million in 2009.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 12 and elsewhere to disclose its right to pay the contingent payments in stock (subject to certain conditions). In addition, the Company has added a risk factor on page 38 and disclosure on pages 84 to 85 concerning the Company’s ability to pay the contingent payments if it does not meet such conditions and is required to pay them in cash.

Staff Comment:

17. Consider adding risk factors addressing dilution, including potential share sales due to warrant exercises and registration rights, and the lack of compensation agreements with officers.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 38 to 39 to add risks factors addressing dilution, including potential share sales due to warrant exercises and satisfaction of the contingent payments in stock, and registration rights. In addition, page 40 of the Registration Statement contains a risk factor concerning the Company’s reliance on Mr. Heckmann and the fact that he does not have an employment agreement with the Company. Elsewhere, the Company has disclosed that it will enter into an employment agreement with Mr. Xu in connection with the closing of the merger.

The Merger, page 33

Background of the Merger, page 33

Staff Comment:

18. Please describe the company’s efforts to find a target prior to meeting with Mr. Roth of Roth Capital Partners LLC in February 2008. For example, it is unclear if Heckmann considered other targets or entered into other negotiations. Similarly, it is unclear when Roth first discussed with Heckmann and China Water, either together or separately, a possible transaction involving them. We may have further comment.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 41 to 42 to provide further detail on the Company’s efforts to find potential acquisition targets prior to meeting with Mr. Roth of Roth Capital Partners LLC in February 2008. The Registration Statement also discusses the other acquisition targets considered by the Company and the timing for its first discussion with Roth regarding China Water.

Staff Comment:

19. Please briefly describe the Roth Capital Growth Conference attendees, including the approximate number of companies, such as China Water, and potential investors, such as Heckmann. Please revise to discuss the extent to which the role of China Water’s financial advisor, which appears to be an affiliate of Roth Capital Partners LLC, relates to Roth Capital Partners’ participation in Heckmann’s initial public offering.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 42 to describe the Roth Capital Growth Conference and its attendees, as well as to discuss Roth Capital Partners’ role in the Company’s initial public offering and its unrelated role as China Water’s financial advisor.

Staff Comment:

20. Where you refer to the parties’ initial discussion of principal transaction terms and changes to them leading up to the final executed agreement, disclose them qualitatively and quantitatively. For example it is unclear if the initial discussion of total consideration took place when the parties addressed “China Water’s potential valuation,” as disclosed in the fourth paragraph on page 34, the “appropriate valuation,” as disclosed in the sixth paragraph on page 34, or otherwise. As other nonexclusive examples, see “the business terms of an acceptable transaction” in the second to last paragraph on page 34, “negotiate the terms of the merger agreement and related agreements” in the second to last paragraph on page 35, and “[d]uring a series of meetings... the parties reached agreement in principle on terms” in the last paragraph on page 35. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 42 to 46 to qualitatively and quantitatively disclose the parties’ initial discussion of principal transaction terms and changes to them leading up to the final executed agreement with China Water.

Staff Comment:

21. Please revise the background discussion to briefly explain whether and how the identification of China Water’s material deficiencies affected the negotiations and the principal terms.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 43 to briefly explain the manner in which the identification of China Water’s material deficiencies affected the negotiations and the principal terms of the merger agreement.

Staff Comment:

22. Revise the second full paragraph on page 35 and risk factors to discuss Credit Suisse’s potential conflicts of interest due to its involvement in conducting due diligence of China Water, assessing the enterprise value of China Water, participating in negotiations, and receiving the contingent component of its underwriting fee in connection with Heckmann’s initial public offering.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 39 to 40 and 42 to include risk factor and related disclosure concerning Credit Suisse’s potential conflict of interest.

Staff Comment:

23. Similarly, you refer to Heckmann’s and China Water’s respective financial advisors from Credit Suisse and Roth Capital Partners on page 34. Please revise here and risk factors to address Roth Capital Partners’ potential conflicts of interest in receiving contingent underwriting fees from Heckmann and financial advisory fees from China Water.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 39 to 40 and 42 to include a risk factor and related disclosure concerning Roth Capital Partners’ potential conflict of interest.

Staff Comment:

24. Please revise the second paragraph on page 36 and discussion of China Water’s acquisitions to clarify the change in consideration from 0.817 to 0.8 shares per share of China Water stock. It is unclear why newly anticipated acquisitions would effectively decrease the consideration to be received by China Water’s shareholders. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 45 to clarify the rationale underlying the change to the exchange ratio.

Staff Comment:

25. Please state whether any finder’s fees were paid or will be paid, either by Heckmann or China Water. If yes, please disclose the amount and whether the finder’s fee is contingent upon the successful close of the business combination.

Company Response:

The Company confirms to the Staff that no finder’s fees were paid or will be paid by the Company or China Water.

Staff Comment:

26. Please provide more detail regarding the negotiations involving the addition of a $130.5 million contingent payment if the post-merger company exceeded its net income targets. Please disclose who initially proposed this term, Heckmann, China Water, or its securities holders. Also, please identify which parties will receive the contingent payment if the adjusted net income target is met.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 44 to provide more detail regarding the negotiations and reasons for the addition of the $130.5 million contingent payment, who proposed it, and which parties will receive it if the adjusted net income target is met.

The Heckmann Board of Directors’ Recommendations and Reasons for the Merger, page 36

Staff Comment:

27. Please provide greater detail on how the Heckmann board valued China Water for purposes of the 80% requirement and proposed consideration of approximately $625 million. Please discuss each valuation method used and the assumptions and projections underlying any such method (i.e. discounted cash flow method, values of specific competitors, etc.). We may have further comment.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 51 to provide greater detail on how the Company’s Board of Directors valued China Water for purposes of the 80% requirement and proposed consideration of approximately $625 million.

Staff Comment:

28. Please revise pages 39-40 to clarify and discuss the principal negative factors considered by Heckmann. Currently, it appears that the fourth bullet point on page 40 is the sole negative factor.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 49 to 50 by adding a discussion of other negative factors considered by the Company.

Staff Comment:

29. We note the projected revenues identified in the seventh bullet point on page 40. Please disclose any other projections and assumptions that China Water provided to Heckmann management during its due diligence phase.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 50 to clarify the disclosure regarding income and revenue projections used by the Company’s management during its due diligence phase.

Staff Comment:

30. Also, please revise the sixth bullet point to separately quantify the approximate amounts of increased revenues attributed to acquisitions and “organic growth.” Similarly, please revise the seventh bullet point to identify and quantify how much of the $174 million projected increase in revenues is due to anticipated acquisitions. Where you discuss projections, please include the disclosure required by Item 10(b)(3) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 50 and 54 to separately quantify the approximate amounts of increased revenues attributed to acquisitions and “organic growth,” to identify and quantify how much of the $174 million projected increase in revenues is due to anticipated acquisitions and to include the disclosure required by Item 10(b)(3) of Regulation S-K.

Staff Comment:

31. Please advise us if directors of China Water or Heckmann received board books in connection with their review of the proposed transaction.

Company Response:

The Company advises the Staff that, in addition to the communications among the board members described in the Registration Statement, in advance of their meeting on May 16, 2008, the Company’s directors were provided with a summary memorandum outlining the key terms of the transaction as well as copies of the merger agreement and each related agreement. The Company’s directors did not receive a formal “board book.”

As disclosed in the Registration Statement, at its meeting on May 14, 2008, the Board of Directors of China Water received advice from counsel concerning its fiduciary duties in connection with its consideration of the potential merger transaction with Heckmann. In this regard, the Board of Directors, at its May 14, 2008 meeting, received a review of the history of the negotiations with Heckmann from Roth Capital Partners and from Mr. Xu, who led the negotiations on behalf of China Water. This review included perspectives on valuation, and a discussion of Heckmann’s status as a SPAC. In connection with this meeting, China Water’s management and Board of Directors also received summaries of the key transaction documents. Accordingly, the Board of Directors concluded that the information was sufficient to enable it to make an informed decision concerning the transaction without a formal “board book.” Roth Capital Partners did not provide any written analysis to the board in connection with its meeting.

Staff Comment:

32. We note the statement on page 42 that sophisticated investors in China Water, including Pinnacle and Goldman Sachs, “would confirm their support for the transaction.” Please revise to identify and briefly describe any payments to or agreements with these entities that would distinguish them from the non-affiliated China Water shareholders, and address whether or not any such payments or agreements are relevant to a determination that the proposal is advisable and fair to, and in the best interests of, China Water shareholders.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 52 to clarify that Pinnacle is a party to the Release Agreement and the Conversion Agreement and that Goldman Sachs is a party to the Conversion Agreement, each of which reflects their participation in and support for the merger. In addition, the Registration

Statement has been revised on page 53 to address the reasons for and the relevance of the contingent payments in determining the advisability and fairness of the merger to the China Water stockholders.

Staff Comment:

33. Please revise the reference to insiders’ “worthless” securities in the first bullet point on page 44 to quantify how much they paid for them and how much they would be worth based on recent trading prices and assuming the merger is successful.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 56 by revising the reference to insiders’ “worthless” securities.

Appraisal Rights: Dissenter’s Rights, page 46

Staff Comment:

34. Please disclose the number of shares of China Water’s common stock whose owners may exercise their appraisal or dissenter rights under Nevada law. In an appropriate place in the proxy statement/prospectus, please provide a discussion of any material negative effects on the merger if a substantial number of shareholders seek their appraisal or dissenter rights.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement by disclosing on page 59 the number of shares of China Water’s common stock whose owners may exercise their dissenters’ rights under Nevada law and the fact that this remedy has already been waived by most stockholders.

Staff Comment:

35. With a view to disclosure, advise us if the tax opinion is intended to be a short form opinion. Also, please advise us of the basis for carving out shares associated with the alternative minimum tax, stock purchase plans, and 401(k) plans.

Company Response:

In response to the Staff’s comment, the Company has filed the tax opinions to be given to the Company and China Water by their respective outside legal counsel.

The application of the alternative minimum tax is dependent upon the individual circumstances of each stockholder. Stockholders who acquired their shares under a compensatory transaction such as a stock purchase plan or in a retirement plan such as a 401(k) are also subject to special tax rules which are beyond the scope of the tax disclosure.

Accordingly, the Company believes that these carve-outs from the discussion of the material United States federal income tax consequences of the merger are appropriate.

The Merger Agreement, page 51

Staff Comment:

36. Please provide a copy of the form of election as identified in the second bullet point on page 52.

Company Response:

In response to the Staff’s comment, the Company has included the form of election to be provided to the holders of China Water common stock as Exhibit 99.4 to the Registration Statement.

Staff Comment:

37. Please clarify if the $15 million bonus pool for China Water’s officers will be entered into prior to the vote. If yes, please add appropriate disclosure in the executive compensation section.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 71 to clarify that the implementation of a bonus plan in respect of the $15 million bonus pool for China Water’s officers is a condition to the closing of the merger and will be paid in fiscal year 2010 if the Company achieves the adjusted net income targets for 2009. The pool will not be established prior to the stockholder vote.

Information About Heckmann, page 65

Staff Comment:

38. Please clarify in qualitative and quantitative terms whether Heckmann has sufficient funds to seek another business combination should its merger with China Water be unsuccessful.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 81 to clarify in qualitative and quantitative terms that Heckmann will have sufficient funds to seek another business combination should its merger with China Water be unsuccessful.

Information About China Water, page 73

Heckmann Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Liquidity and Capital Resources, page 71

Staff Comment:

39. We note on pages 26 and 45 that Heckmann will pay $130.5 million to certain constituencies and $15.0 million to Mr. Xu if Heckmann’s adjusted net income for its fiscal year ending December 31, 2009, assuming consummation of the merger, exceeded $90 million. Please revise to discuss the terms and conditions of the contingent payments and its impact on your liquidity, pursuant to Item 303 of Regulation S-K. Include how you anticipate funding the payment and clarify whether you will owe any amounts if net income does not exceed $90.0 million.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 84 to 85 to clarify that it may, in its sole discretion, elect to pay the contingent payments in either stock (subject to conditions) or cash and to discuss the impact to the Company if its does not meet the conditions to pay in stock.

Information about China Water, page 73

Staff Comment:

40. We note that in 2007, China Water produced 844 million liters of bottled water, which constituted approximately 6.3% of the total estimated bottled water consumption by volume in China. We also note that by the end of 2007, the production capacity of China Water’s bottled water operations had increased to 890 million liters. Please tell us what percent of the total estimated bottled water consumption by volume in China the 890 million liters represented at the end of 2007.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 87 to state the percentage of the total estimated bottled water consumption by volume in China the 890 million liters represented at the end of 2007.

Staff Comment:

41. Please briefly identify and describe the operations and expenses associated with filtering water, given the prevalence of polluted or contaminated water in the company’s natural and municipal sources as described in the third to last paragraph on page 38 and elsewhere.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 95 to identify and describe China Water’s operations and expenses associated with filtering water.

Staff Comment:

42. Please cite the specific report(s), publications(s), author(s), and date(s) for each statistic disclosed in this section. See pages 73, 76, and 77.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement by providing more specific references to the cited reports. Set forth below are the full references to such reports:

Page 87. “The global bottled water market reached a value of $61.0 billion in 2006 and is forecasted to increase by 41.6% to $86.4 billion in 2011 according to a report issued by Datamonitor.” (“Global Bottled Water”, Industry Profile, Reference Code: 0199-0016, Publication Date: November 2007).

China had the highest growth rate in bottled water consumption, with a 17.5% compounded annual growth rate from 2002 to 2007, double the next fastest growing country, the United States.” (“USA Dominates Global Market for Bottled Water in 2007”, FLEXNEWS, 02/04/2008; Beverage Marketing Corporation (BMC)).

“In July 2007, the State Environment Protection Administration of China estimated that tap water in one-half of China’s major cities was polluted by industrial chemicals and agriculture fertilizers.” (Report issued on July 17, 2007 by China’s State Environmental Protection Administration).

“Moreover, in a March 2005 story in China Daily, a senior official estimated that 360 million people in China were without safe water supplies.” (“Thirsty countryside demands safe water”, China Daily, Updated: 2005-03-23).

“In addition, according to research by McKinsey Global Institute published in 2006, referred to herein as the 2006 McKinsey Report, by 2011, the middle class in China will number more than 350 million people, representing the largest segment in urban China and accounting for more than 50% of the urban population.” (The McKinsey Quarterly, The value of China’s emerging middle class, 2006).

Page 93. “According to the 2007 Datamonitor Report, the global bottled water market reached a value of $61.0 billion in 2006, on volume of 115.4 billion liters, and is forecasted to have a value of $86.4 billion, an increase of 41.6%, on volume of 115.4 billion liters, an increase of 51.0%, in 2011. The same report stated that, currently, the still unflavored water segment is the largest in the market, holding a 65.7% share, with sparkling flavored water, sparkling unflavored water and still flavored water representing growing segments, and also stated that Europe is the leading region in bottled water sales, holding a 52.9% share of the global market, with North America and Asia and others holding a 32.9% and 15.2% market share, respectively.” (“Global Bottled Water”, Industry Profile, Reference Code: 0199-0016, Publication Date: November 2007).

“According to the 2008 BMC Report, on a consumption per capita basis, United Arab Emirates holds the leading position with 260 liters of bottled water consumption per capita in 2007, followed by Mexico and Italy, with the global average consumption per capita at 29 liters, and China consuming only approximately 14 liters of bottled water per capita.” (“USA Dominates Global Market for Bottled Water in 2007”, FLEXNEWS, 02/04/2008; Beverage Marketing Corporation (BMC)).

“Globally, according to the 2008 BMC Report, from 2002 to 2007, China was the fastest growing country in the world in terms of consumption of bottled water, showing a compound annual growth rate of 17.5%, double the next fastest growing country, the United States.” (“USA Dominates Global Market for Bottled Water in 2007”, FLEXNEWS, 02/04/2008; Beverage Marketing Corporation (BMC)).

Page 94. “Growing Middle Class in China. According to the 2006 McKinsey Report, by 2011, the middle class in China will number more than 350 million people, representing the largest segment in urban China and accounting for more than 50% of the urban population.” (The McKinsey Quarterly, The value of China’s emerging middle class, 2006).

Staff Comment:

43. Please disclose how much of the company’s product, in terms of percentage, dollar value, and volume, are either sold to Coca-Cola, Uni-President, its private label operations, or distributed under its own “Darcunk” brand name. In this regard, please identify the brand name of the water products sold through Coca-Cola and Uni-President.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 95 to provide the requested disclosure.

Staff Comment:

44. This section mentions as a competitive advantage its long term relationships with its customers, distributors, and suppliers. Please balance the disclosure and discuss the lack of long term agreements with these entities. Also, please disclose the termination dates of these long term agreements.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 88 by providing a more detailed explanation of China Water’s relationships with its customers, distributors, and suppliers, to balance the disclosure, and to disclose the termination dates of any long term agreements.

Staff Comment:

45. With a view to disclosure, advise us whether the development of new products such as flavored or nutrient enriched water would require additional capital, building new manufacturing facilities, or acquiring outside businesses.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 97 to add disclosure indicating that the development of new products would require some additional capital expenditures for new equipment and may involve building new manufacturing facilities or acquiring these facilities through acquisitions.

Staff Comment:

46. Please briefly describe the history of China Water’s operating subsidiaries prior to their acquisition by China Water.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 91 to 92 by adding a brief description of the history of China Water’s operating subsidiaries prior to their acquisition by China Water.

Information about China Water, page 75

Staff Comment:

47. We note that you are a long-term supplier of Coca-Cola and other well known beverage companies. Please disclose the names of the other well known beverage companies you are a long-term supplier for to the extent that sales to the customer exceed 10% of consolidated revenue or the loss of the customer would have a material adverse effect.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 88 to disclose one additional China Water customer that represented more than 10% of its consolidated revenue and the loss of which would have a material adverse effect on China Water.

Products, page 78

Staff Comment:

48. We note that within your product lines, you produce natural mineral water, spring water and purified water, but due to the scarcity of sources of natural mineral water and spring water, purified water is the most popular bottled water type in the PRC market. Please tell us where China Water obtains mineral water and spring water that you produce and the availability of these two types of water to you.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 94 to clarify that China Water’s products include oxygenated water, mineralized water, and purified water.

China Water’s Production Process, page 79

Staff Comment:

49. We note that you source water from municipal water supplies or natural water collected from streams, lakes and wells. We also note on page 27 that there is no private ownership of land in China and that land use rights can be obtained from the government. Please describe the water sources that have been granted to you by the PRC government, including the terms of usage, your rights to the water, and the availability of the water sources to others.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 95 to describe China Water’s rights related to water sources.

Staff Comment:

50. We note on page 23 that China Water depends mainly on municipal water supplies to provide it with the water used in China Water’s bottled water products and that in 2007, 57% of China Water’s water was sourced from municipal water supplies and the remaining 43% was sourced from well water. We also note on page 38 that according to the World Bank, 90% of the cities’ groundwater and 75% of the rivers and lakes are polluted in China. Given the large percentage of polluted water in China and your reliance on municipal water supplies, please clarify whether your raw materials consist of contaminated or unsafe water.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 95 to clarify the purification processes used by China Water.

Staff Comment:

51. We note that you only produce PET (plyethylene terephthalate) bottles in a wide range of bottled water sizes in volume from 350ml to 1.5L. Please describe the extent, if any, of agreements you have to supply your competitors or any other companies with PET bottles for them to in-turn bottle their own products.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 95 to clarify that China Water does not have any agreements to supply its competitors or any other companies with PET bottles.

Staff Comment:

52. We note on page 38 that Heckmann intends to expand China Water’s strong distribution network by seeking to establish relationships with new distributors, acquiring other bottled water manufacturers with existing distribution networks, and offering competitive incentive programs. We also note on page 80 that you state high transportation costs constrain certain of your domestic competitors which have more limited sales and distributions networks than you. Please describe your distribution network in greater detail, and compare your distribution network to that of your larger and smaller competitors.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 96 to clarify the nature of China Water’s distribution network.

China Water Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Recent Developments, page 82

Staff Comment:

53. We note on page 55 that under the merger agreement, until the effective time of the merger, that each of China Water and Heckmann and each of their respective subsidiaries may not, among other things and subject to certain exceptions, without the consent of the other party, make any capital expenditures in an amount in excess of $25,000 per month. Please disclose whether the anticipated capital expenditures have been approved by Heckmann or excepted from this requirement.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 98 to state that no anticipated capital expenditures have been excepted from this requirement, and that the anticipated capital expenditures will require the Company’s approval.

Staff Comment:

54. We note the Darcunk brand and “established brand awareness” of Grand Canyon. With a view to disclosure, please clarify if the company intends to support both brands or consolidate the products under one brand or the other.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 98 to clarify that the Company intends to support and continue to market both brands.

Staff Comment:

55. On page 91, the company discloses that the January 2008 convertible note contributed $26.1 million in proceeds to the company. However, on page 83, the amount of proceeds from the January 2008 convertible note is disclosed as $30 million. Please reconcile.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 106 to clarify that the $30 million figure represents gross proceeds received and that the $26.1 million figure represents the gross proceeds net of financing costs (banking fees and commissions) in the amount of $3.9 million.

Staff Comment:

56. Please identify the date on which China Water must pay liquidating damages to the shareholders who own common stock converted from the Series A convertible preferred stock. Also, please disclose whether the liquidating damages or the “make good escrow” agreement, as described on page 84, survives post-merger.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 100 by identifying the requested date and clarifying that the liquidated damages and the “make good escrow” agreement will not survive the merger.

Results of Operations, page 85

Staff Comment:

57. For each of the discussions and analysis of sales revenues and comparisons presented, please describe in more detail the reasons that accounted for sales revenue increases. Quantify the number of units sold for each period and describe in more detail the reasons for changes in the number of units sold. Clarify how much growth was attributable to acquisitions of business and how much growth was attributable to organic growth. In addition, if the sales of your bottled water increased significantly more than the 17.5% compound annual growth rate for China (as described on page 38), describe the reasons why.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 101 and 103 to provide the requested disclosure.

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007, page 85

% of Sales Revenues, page 86

Staff Comment:

58. We note that your sales by product category and sales by source category include “others” for the three months ended March 31, 2008. Please describe what is included in the others category, when you began selling other products, and any trends involving these products.

Company Response:

In response to the Staff’s comment, the Company has revised the “Sales by Source Category” table on page 101 regarding the “others” category.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 87

Cost of goods sold, page 88

Staff Comment:

59. We note that your worker headcount rose from 709 at December 31, 2006 to 1,332 at December 31,2007. We also note that your increase raw materials and labor costs were partially offset by production operating efficiencies from automation of your manufacturing process. Please describe what additional operations or production increases you had in 2007 vs. 2006 that required 623 or 88% more employees and the resulting impact the additional employees had on your cost of goods sold. Additionally, tell us why the additional employees were required given the automation of your manufacturing process.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 103 to indicate that the increase in worker headcount is a result of China Water’s acquisitions during 2007 and longer night-time operations.

General and administrative expenses, page 88

Staff Comment:

60. We note that you had several acquisitions during fiscal year 2007 and several other potential acquisitions as of December 31, 2007. Given the increase in M&A and capital raising activity, please tell us how your general and administrative expenses decreased by $ 1.05 million or 36% from 2006 to 2007. This seems to us to be the inverse of the expected changed with this activity.

Company Response:

China Water’s general and administrative expenses decreased from 2006 to 2007 due to the collection of $1.6 million of trade accounts receivable that had been written off in prior years. China Water recorded the recovery of such written off receivables as an increase to cash and a decrease to general and administrative expense, as discussed in its Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Registration Statement.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005, page 89

General and administrative expenses, page 90

Staff Comment:

61. We note that you wrote off certain inventory and consumables during the year ended December 31, 2006. Please discuss the amount of inventory and consumables you wrote off in 2006 and the reasons why it was written off.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 105 by adding a discussion of the amount of inventory and consumables written off by China Water in 2006 and the reasons why it was written off.

Liquidity and Capital Resources, page 90

Financing activities, page 91

Staff Comment:

62. We note that your net cash provided by financing activities for the three-month period ended March 31, 2008 was approximately $44.0 million. We also note that your March 31, 2008 consolidated statements of cash flows states that your net cash provided by financing activities is $26.085 million. Please revise your disclosures as necessary to reconcile these two amounts.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 106 to reconcile China Water’s net cash provided by financing activities. Please also see the Company’s response to Staff Comment No. 98.

Obligations under Material Contracts and Commercial Lending Arrangements and Agreements, page 91

Contractual Obligations, page 91

Staff Comment:

63. Please tell us why you excluded your $50 million convertible notes from the contractual obligations table. Additionally, please confirm that you have no other purchase obligations as of December 31, 2007 and March 31, 2008. Refer to Item 303(a)(5) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 107 to include China Water’s $50 million convertible notes in the contractual obligations table. China Water has no other material purchase obligations as of December 31, 2007 and March 31, 2008 that are required to be disclosed under Item 303(a)(5) of Regulation S-K.

Provision for Income Taxes, page 92

Staff Comment:

64. We note that in the PRC, the EIT Law and Implementing Rules impose a unified EIT of 25% on all domestic-invested enterprises and FIEs. We also note your disclosure stating that for 2008, 2009 and 2010 China Water will get a 50% reduction on the EIT tax rate of 16.5%. It appears to us, based on your disclosure, that your rate would be 50% of 25%, or 12.5%, not 16.5%. Please clarify for us how you determined you are entitled to an EIT tax rate of 16.5%.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 108 to correct the reference to the EITF tax rate, which should be 12.5%.

Recently Issued Accounting Pronouncements, page 93

Staff Comment:

65. Please provide disclosures on the impact of recently issued accounting pronouncements, such as SFAS 141(R) and SFAS 160, in accordance with SAB Topic 11:M.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 109 by adding the requested disclosures.

Unaudited Pro Form Condensed Combined Financial Information, page 105

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 107

Staff Comment:

66. You indicate in Note (a) that in connection with the merger, $154,960 million of funds will be used to purchase 30,992 million shares of China Water common for $5.00 per share. Please disclose your assumptions used and provide a reconciliation totaling the 30,992 million shares that will be purchased for $5.00 per share. In addition, disclose whether the 30,992 million shares receiving $5.00 cash per share is subject to change or if this represents the final elections of all China Water shareholders.

Company Response:

As discussed in the Registration Statement under the heading “China Water Majority Stockholder Written Consent, Undertaking, Conversion, and Release Agreements, and other Written Elections,” pursuant to the majority stockholder written consent and undertaking agreements, and the other written elections, China Water stockholders have irrevocably elected to receive $5.00 per share for 32.9 million shares of China Water common stock, or an aggregate of approximately $165.0 million. The following table shows the number of shares for which a cash election has been made pursuant to the aforementioned agreements and written elections.

Number of Shares

Undertaking Agreement	8,906,000

Majority Stockholder Written Consent Agreements	17,600,000

Other Written Elections	6,492,000

Total	32,998,000

In response to the Staff’s comment, the Company has amended the Registration Statement to clarify that, subject to consummation of the merger, the above referenced elections are irrevocable.

Staff Comment:

67. You indicate in note (h) that upon completion of the merger, you will reclassify 16,235,039 shares of Heckmann stock that were previously subject to redemption, to additional paid in capital. We note that these shares are redeemable at $7.91 per share. Please disclose the details on these redeemable shares, including the nature, terms and timing of the redeemable share issuance and how the $7.91 share value was determined, or tell us where you have explicitly presented such disclosure in your financial statements.

Company Response:

At the time the Company seeks stockholder approval of any business combination, each public stockholder will have the right to have its shares of common stock converted to cash if the stockholder votes against the business combination and follows the other applicable conversion procedures and the business combination is approved and completed. The actual per-share redemption price to be paid for each share so converted will be equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes on such interest, and net of interest income of up to $4.5 million previously released to the Company to fund its working capital requirements (subject to the tax holdback and calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in the initial public offering.

The estimated $7.91 per share redemption value was determined by dividing 29.99% of the net proceeds of the initial public offering ($428,071,040) by 29.99% of the common stock sold in the initial public offering (54,116,800) less one share.

In response to the Staff’s comment, the Company has amended the Registration Statement on page 124 to explicitly present the details on the redeemable shares and to reflect that the redemption price is estimated.

Heckmann Directors and Executive Officers and Corporate Governance, page 112

Staff Comment:

68. Please provide specific detail of Mr. Xu’s business experience, including the names of organizations referenced in his management biography and the years served at each entity. Please clarify if Mr. Xu was employed by China Water or its affiliates in 2005, 2006, and 2007. We may have further comment.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 129 to provide the requested detail and clarification.

Staff Comment:

69. Please clarify the mechanics of how the additional director will be chosen by China Water and approved by Heckmann. For example, it is unclear who will make the designation.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 131 to clarify that China Water will nominate a candidate for director and, if such person is acceptable to the Company, the Company will make the appointment.

Certain Relationships and Related Party Transactions, and Director Independence, page 119

Staff Comment:

70. Please disclose the out-of-pocket business expenses incurred to date by officers or directors that will be reimbursed by Heckmann.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 136 by including a disclosure of the out-of-pocket business expenses incurred to date by officers or directors of the Company that will be reimbursed by the Company.

Executive Compensation, page 121

Staff Comment:

71. Please clarify whether any officer or director has an employment or compensation agreement with Heckmann either pre- or post-merger.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 138 to clarify that, other than the employment agreement to be entered into with Mr. Xu as a condition to completion of the merger, the Company does not expect to enter into an employment or other compensatory agreement with any other officers prior to the merger. The Company does plan to enter into customary executive officer employment agreements with certain key executives after the merger.

Heckmann Security Ownership of Certain Beneficial Owners and Management, page 122

Staff Comment:

72. Please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to QVT Financial, L.P., and HBK Investments, L.P.

Company Response:

The Company is unable to provide the requested information insofar as natural persons are not disclosed on the publicly available 13G filings from which this information was obtained. The Company confirms that QVT and HBK are unrelated to the Company and China Water or their respective directors, officers, and affiliates.

Staff Comment:

73. Please advise us whether the following investors should be included in the “Share Ownership of Heckmann After the Merger” table on page 124: Mr. Ng Tak Kau, Pinnacle China Fund, L.P., The Pinnacle Fund, L.P., Sze Tang Li, and Goldman Sachs International. These

entities or individuals have 5% or more beneficial ownership of China Water prior to the merger. Unless they sell their shares prior to the merger or seek dissenter’s rights, it appears that at least some of the listed entities or individuals will have 5% or more beneficial ownership of Heckmann post-merger.

Company Response:

In response to the Staff’s comment, the Company has recalculated the beneficial ownership of the Company post-merger and has added Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P. to the beneficial ownership table on page 141.

Description of China Water Securities, page 134

Staff Comment:

74. Please disclose the exercise price of the China Water warrants after the consummation of the merger and their exchange into Heckmann warrants. Also, please disclose the total possible number of Heckmann shares that underlie the China Water warrants after they have been exchanged for Heckmann warrants.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 151 to provide the exercise price of the warrants after the merger and to disclose the total possible number of Company shares that will underlie the warrants after the merger.

Staff Comment:

75. On page 135, you disclose that a portion of the $50 million in secured convertible notes will be converted into 11.9 million shares of China Water common stock and then exchanged for Heckmann common stock. Please clarify how much of the $50 million principal amount of these secured convertible notes will be converted. Pease disclose how much convertible debt will survive the merger and whether you will assume the debt. We may have further comment.

Company Response:

Pursuant to the Conversion Agreement, the entire outstanding principal amount of the secured convertible notes, plus accrued and unpaid interest, will be converted immediately prior to the effective time of the merger into shares of China Water common stock. In response to the Staff’s comment, the Company has amended the Registration Statement on page 152 to clarify that no convertible debt will survive the merger.

China Water & Drinks, Inc. Consolidated Financial Statements, page F-20

Report of Independent Registered Public Accounting Firm, page F-22

Staff Comment:

76. We note that you provided audited financial statements for 2006 and 2005 for Olympic Forward Trading Company, Limited. Please tell us how the presentation of the consolidated financial statements for this company, instead of Gain Dynasty Investments Ltd., satisfies the financial statement requirements within Article 3 of Regulation S-X. Please clarify in your footnotes the periods that the various entities’ results are included in the consolidated financial statements.

Company Response:

Gain Dynasty Investments Ltd., is a British Virgin Islands holding company with no assets, liabilities, earnings, or profits other than those presented in the consolidated audited financial statements for Olympic Forward Trading Company, Limited as of December 31, 2006 and 2005. The financial results of Olympic Forward Trading Company, Limited include the financial results of Guangdong Taoda Drink Co. Ltd. and Zhanjiang Taoda Drink Co. Ltd. for all periods presented in the consolidated audited financial statements for Olympic Forward Trading Company, Limited as of December 31, 2006 and 2005. The financial results for Changchun Taoda Beverage Co. Ltd. from August 2005 and for Shangong Olympic Forward Drink Co. Ltd for all periods presented are included in the audited financial statements for Olympic Forward Trading Company, Limited as of December 31,2005 and for all periods of 2006. This information is disclosed in the footnotes to the consolidated financial statements.

In response to the Staff’s comments, the Company has revised the footnote on page F-29 of the Registration Statement to clarify the periods in which the results of the various entities are included in the consolidated financial statements.

Consolidated Statements of Stockholders Equity, page F-26

Staff Comment:

77. We note in your statement of stockholders equity that you had dividends paid to stockholder of $9,893,000 in fiscal year 2006 and that no dividends were paid in 2007. We also note on page 18 under Market Prices and Dividends and Other Distributions that you state that China Water has never paid any dividends on its common stock and that it currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Please clarify whether you have paid dividends within your disclosures.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 21 to disclose that no dividends have been paid since the date of the reverse merger of China Water in May 2007.

Note 2. Summary of Significant Accounting Policies, page F-27

Staff Comment:

78. Please disclose where you record depreciation expense on your consolidated statements of operations.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-32 to disclose that China Water’s depreciation expense is allocated to cost of goods sold and general and administrative expense based on the use of the assets.

Equity Method Investments, page F-28

Staff Comment:

79. We note under your discussion of equity method investments that you hold a 48% equity investment in China Bottles, Inc. (“China Bottles”) (formerly Hutton Holdings Corporation) (Note 6). It appears that the footnote addressing your equity investment is Note 7. Please revise your footnote cross-reference on page F-28, as appropriate.

Company Response:

In response to the Staff’s comment, the Company has revised the footnote as requested.

Acquisition Consideration Payable, page F-31

Staff Comment:

80. We note that your acquisition consideration payable as of December 31, 2007 includes a payable of $1,060,000 in cash in connection with your 2007 acquisition of Shenyang. You also state in Note 8 Acquisitions on page F-37, that on August 24, 2007 you acquired 66.7% of the equity of Shenyang for a total cash consideration of $2,120,000. Please disclose how much you have paid in 2007 and tell us where you included the payment on the statement of cash flows.

Company Response:

In 2007, China Water paid $1,060,000 for the acquisition of Shenyang Aixing Industry Company Ltd. This payment is included on page F-27 in China Water’s Consolidated Statements of Cash Flows as “Aixin Acquisition, net of cash acquired of $68.” To provide greater clarity, and in response to the Staff’s comment, the Company has amended the Registration Statement on page F-27 by adding the words “Shenyang” just before “Aixin Acquisition” in the Consolidated Statements of Cash Flows.

Staff Comment:

81. Please provide the disclosures required by paragraphs 26 and 27 of SFAS 150 to the extent applicable, related to your stock subscription payable.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-34 to clarify that there are no settlement alternatives. China Water’s management determined that the stock subscription payable offers no settlement alternatives for which disclosure would be required under paragraphs 26 and 27 of SFAS 150.

Revenue Recognition, page F-32

Staff Comment:

82. Please revise your revenue recognition disclosure to state when revenue from sales of bottled water products is recognized (upon shipment or at destination), define customer types (end-users, distributors or others), clarify revenue recognition by customer types, if there are any return rights, and if so whether you have recorded a sales return allowance.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-34 to add the requested additional disclosure.

Shipping and Handling Costs, page F-32

Staff Comment:

83. Please disclose the amount of shipping and handling costs that are reflected in selling, general and administrative expenses for each period presented.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-34 to add the requested additional disclosure.

Earnings Per Share, page F-32

Staff Comment:

84. We note in the next to last paragraph of page F-31 that you exclude the stock subscription payable to the sellers of Pilpol from basic earnings per share (EPS). Paragraph 10 of SFAS 128 stipulates that shares issuable for little or no cash consideration shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied. Please tell us how you considered paragraph 10 when determining that you should exclude the stock subscription payable from basic EPS since it appears that you have already received the consideration for the subscription.

Company Response:

Paragraph 10 of SFAS 128 states that contingently issuable shares shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). In this case, the number of shares to be issued is to be based on a price to be determined upon the registration of China Water’s common stock underlying its Series A Convertible Preferred Stock. Thus, the issuance of these shares is contingent upon this registration at a price that is unknown as of the end of the period. As of December 31, 2007, the registration had not yet occurred. Since not all necessary conditions have been satisfied for issuance of the shares, they were excluded from basic EPS and included in diluted EPS. In August 2007, the Pilpol Share Purchase Agreement was amended to fix the shares contingent upon registration to a specific number of shares. Since the amendment changes the number of shares to a fixed amount, these contingently issuable shares should have been included in the computation of basic EPS. Although this was an oversight to the calculation of basic shares outstanding in the China Water Form 10-K and Form 10-Q, the reported amounts of basic EPS would not have changed if these shares were included in the calculation of basic EPS for either period presented, and therefore management considered it to be immaterial.

Staff Comment:

85. Please tell us how your description in the last sentence of the first paragraph of this section is consistent with paragraph 18 of SFAS 128. Revise your policy description to comply with the provisions of SFAS 128.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-35 to be consistent with paragraph 18 of SFAS 128, by removing the word “anti” from the last sentence of the first paragraph.

Note 4. Accounts Receivable, page F-34

Staff Comment:

86. We note that the line item net amount charged to expenses was $252,000 in fiscal year 2007. We also note on page 88 that the decrease in general and administrative expenses was primarily due to bad debt recovery of $1.6 million. Please separately disclose and describe the additions and deductions from your allowance for doubtful accounts pursuant to Rule 12-09 of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 104 to clarify that the bad debt recovery in 2007 of $1.6 million related to trade accounts receivable that were written off in prior years and, accordingly, the recovery was not restored to the bad debt reserve.

Note 6. Property Plant & Equipment, net, page F-35

Staff Comment:

87. We note that your property, plant and equipment (PP&E), at cost, increased $4,867 million from 2006 to 2007. We also note in your Statement of Cash Flows on page F-25 that you purchased $1,140 million of PP&E in 2007. In addition, within Note 8 you state that $959,000 and $871,000 was allocated to PP&E in your Pilpol and Shenyang acquisitions, respectively. Please provide us with a reconciliation of the change in your PP&E, at cost, from 2006 to 2007.

Company Response:

In response to the Staff’s comment, below is a reconciliation of the change in China Water’s property, plant and equipment (PP&E) at cost, from 2006 to 2007:

December 31, 2007 cost per Note 6	$10,651
December 31, 2007 construction in process (CIP) per Note 6	106
Less: December 31, 2006 cost per Note 6	(5,784)

Change	$4,973

Purchase of PP&E per cash flow statement	$1,140
Acquisition of Pilpol PP&E per Note 8	959
Acquisition of CIP in Shenyang per Note 8	336
Acquisition of PP&E in Shenyang per Note 8	871
Reclassification during 2007 (see explanation below)	1,475
Fixed asset disposals during 2007 (see explanation below)	133
Currency translation and other	59

Change	$4,973

China Water disclosed $1,140,000 of additions to PP&E in its 2007 statement of cash flows. Within Note 8 of the 2007 Form 10-K/A, China Water disclosed that the purchase price allocated to PP&E for the Pilpol and Shenyang acquisitions, including amounts ascribed to construction in progress, was $959,000 and $1,207,000 ($336,000 + $871,000), respectively. In addition, there were two reclassification entries recorded during 2007 that did not effect the cash flow statement. These reclassifications were made out of operations from prepaid expenses and other receivables to PP&E during 2007, and totaled $1,475,000. These items represented cash outflows (refundable deposits for asset acquisitions) in prior years and were reclassified to PP&E in 2007 upon physical receipt of the underlying assets. Finally, China Water neglected to record approximately $133,000 of PP&E disposals for the year ended 2007 within Note 6, causing both PP&E at cost and accumulated depreciation to be overstated by the same amount. The remaining difference includes the effect of currency translation and other items deemed to be immaterial by management.

Note 7. Investment in Equity Investee (as restated, Note 16), page F-35

Staff Comment:

88. We note that total consideration paid for your August 31, 2007 China Bottles investment was $16,466,667, consisting of $9,000,000 in cash and 2,133,333 shares of your common stock valued at $3.50 per share. In Note 16 2007 Restatement on page F-47, you indicate that the fair value of your shares was originally estimated to be $7.70 per share, but management’s subsequent valuation determined that the estimated fair value of the shares issued in the transaction was $3.50 per share. You state that this decrease was primarily due to consideration of the effects on the quoted market price related to price fluctuations, quantities traded, issue costs and the like. It appears to us that the observable market price of your common stock on August 31, 2007, was $7.70. Please provide us with objective and verifiable evidence that support the application of a discount from the observable market price.

Company Response:

Paragraph 22 of FASB No. 141 states that “the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing the possible effects of price fluctuations, quantities traded, issue costs, and the like.” In light of the $4.25 per share valuation of China Water’s common stock reflected in its January 2008 notes financing with institutional investors, China Water’s management reassessed the use of the observable market price as being representative of fair value because management believes it does not properly reflect the effects of price fluctuations, quantities traded, issue costs and the like.

China Water considered the following factors when reassessing the valuation of its common stock in the China Bottles investment:

•	China Water’s public float was less than 150,000 shares, or approximately 0.17% of China Water’s then outstanding shares of common stock;

•

the average daily trading volume for China Water’s common stock from the reverse merger to the closing date of the China Bottles investment (August 31, 2007) was less than 500 shares, representing less than 0.001% of China Water’s then outstanding shares of common stock;

•	the purchase price per share of China Water’s common stock in connection with its $30 million financing with institutional investors on May 31, 2007 was $1.34;

•	the average discount for the first round of institutional financing for Chinese-based OTC-BB companies post their reverse merger is 40%—50% of the comparable companies in their industries;

•	China Water’s reported net income at the time for 2006 was $8.8 million and projected net income for 2007 was $19 million;

•	the price / earnings ratio for 2006 and 2007 at the time of the China Bottles acquisition, assuming a $3.50 stock price, was approximately 36x and 17x, respectively; and

•

there was no material change not contemplated in the financial prospects of China Water from the $30 million financing with institutional investors when China Water’s shares were priced at $1.34 per share, other than the closure of contemplated transactions and the progression of time.

Accordingly, China Water concluded that the proper fair value of its common stock should reflect a value that represented an incremental increase in the per share value reflected in the May 2007 transaction, and a discount to the per share value reflected in the January 2008 note offering.

Note 7. Investment in Equity Investee (as restated, Note 16), page F-36

Staff Comment:

89. We note your statement that quoted OTCBB market price of China Bottles (OTCBB symbol “CBTT”) on April 15, 2008 was $6.00. However, it appears to us that the market price on April 15, 2008 was $5.00. Please revise your disclosure to cite the market price of $5.00 per share, or show us how you determined the market price to be $6.00 per share.

Company Response:

The Company believes that the market price for a share of China Bottles common stock on April 15, 2008, as reported by the OTC-BB, was $6.00. The following table is available at www.otcbb.com.

Staff Comment:

90. We note on page F-36 and again on page F-59 that the aggregate value of your investment in China Bottles was approximately $216 million on April 15, 2008 and May 19, 2008, based on a $6.00 per share price of CBTT multiplied by your aggregate 36 million shares of China Bottles that you now own. Please tell us where you derived the share price of $6.00 and why you selected the dates of April 15, 2008 and May 19, 2008 to disclose the fair value of your investment. It appears to us that the closing share price on those two dates was $5.00 and $3.00, respectively.

Company Response:

The Company believes that market price for a share of China Bottles common stock on April 15, 2008 and May 19, 2008, as reported by the OTC-BB, was $6.00. The following table is available at www.otcbb.com.

The dates of April 15, 2008 and May 19, 2008 were selected because those dates were the most recent practicable dates vis-à-vis China Water’s filing of its annual report on Form 10-K, which was filed on May 1, 2008, and its quarterly report on Form 10-Q, which was filed on May 22, 2008.

Staff Comment:

91. You indicate on page F-36 that upon the April 3, 2008 conversion of the convertible preferred stock of China bottles, that the number of authorized shares of common stock of China Bottles increased from 50 million to 200 million. On page F-59 you indicate that the number of authorized shares increased from 50 million to 175 million. Please clarify the number of authorized shares upon the April 3, 2008 conversion.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-38 to clarify that the number of authorized shares of China Bottles’ capital stock increased from 50 million to 200 million. On April 3, 2008, the total authorized capital stock of 200 million shares consisted of 25 million shares of preferred stock and 175 million shares of common stock.

Staff Comment:

92. It appears that as of December 31, 2007 your investment in China Bottles may meet the significant equity method investment criterion, which requires the filing of certain financial statements for the investee under Regulation S-X, Rule 3-09. Please provide us with your analysis of the significance of your investment in China Bottles under Rule 3-09 of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to include the 2007 audited financial statements of China Bottles beginning on page F-85.

Note 8. Acquisitions, page F-36

Staff Comment:

93. We note on page 24 that China-based bottled water procedures are required to obtain a hygiene license for each of their production facilities. We further note on page 37 that you sell your products through an extensive distribution network. Please tell us how you considered the hygiene license and distribution networks in identifying intangible assets apart from goodwill in your acquisitions of Pilpol and Shenyang.

Company Response:

The China Water distribution network is composed of independent local and regional distributors. In valuing the identifiable intangible assets for the Pilpol and Shenyang acquisitions, their customer bases were identified as intangible assets which meet the criteria for recognition apart from goodwill. Accordingly, amortizable intangible assets of approximately $2.2 million were recorded for both acquisitions. Hygiene licenses were determined not to have significant value.

Pilpol Acquisition, page F-36

Staff Comment:

94. We note that your purchase price for Pilpol included an acquisition consideration payable for 1,523,578 shares of your common stock valued at $5,332,522. You also state that the number of shares to be issued is to be based on a price to be determined upon the registration of your common stock underlying your Series A Convertible Preferred Stock and that as of December 31, 2007, the registration has not yet occurred and no shares have been issued to Pilpol’s former stockholders. It appears to us that there are no Series A Convertible Preferred shares outstanding after the conversion of the preferred shares into common stock on July 11, 2007. Please clarify when you intend to issue common shares to the sellers of Pilpol and how the number of shares to be issued will be determined.

Company Response:

In August 2007 China Water entered into an amendment to the stock purchase agreement related to the Pilpol acquisition. Pursuant to the terms of the amendment, China Water agreed to issue a fixed number (1,523,578) of shares of its common stock. Subsequent to the filing of the Registration Statement, China Water entered into a second amendment to the stock purchase agreement providing for the shares to be issued reasonably promptly after the execution of the second amendment. These shares were issued on July 17, 2008.

In response to the Staff’s comment, the Company has amended the Registration Statement on page 90 by adding a discussion of the amendment described above, and has clarified the disclosures on pages F-34 and F-39.

Staff Comment:

95. We note that your purchase price for Pilpol included an acquisition consideration payable for 1,523,578 shares of your common stock valued at $5,332,522. Please confirm to us that the acquisition consideration payable amount is contractually fixed at $5,332,522 under the terms of the acquisition agreement and that the final number of shares to be issued will vary based upon the market price of China Water’s stock. Disclose the number of shares of common stock that would issued and their fair value, determined under the conditions specified in the contract if settlement were to occur at December 31, 2007. In addition, disclose in your interim consolidated financial statements the number of shares of common stock that would be issued if settlement were to occur at March 31, 2008.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 90 by adding a discussion of the amendment described in the answer to Staff Comment No. 94 above, and has clarified the disclosures on pages F-34 and F-39.

Other Acquisition Activities, page F-38

Staff Comment:

96. We note that in March 2008, you made a deposit of approximately $2,734,000 in connection with potential business acquisitions, which was paid from advances from a related company. Please tell us if this advance was paid by Heckmann Corporation and the terms of the advance, including whether or not it is refundable if the business acquisition does not go through. In addition, if paid by a related party, please include the appropriate disclosure in Note 12 Related Party Transactions.

Company Response:

All deposits were paid by a related party, and no deposits were paid directly by Heckmann Corporation. All deposits in connection with the disclosed potential business acquisitions will be applied to the purchase price at closing. China Water is entitled to a full refund of each applicable deposit if it decides not to pursue any such acquisition. The Company has updated Note 12 accordingly.

Note 12. Related Party Transactions, page F-43

Staff Comment:

97. We noted that you have entered into an informal agreement with China Bottles to provide working capital support in the form of notes payable by China Bottles to the Company. We also note that at December 31, 2007, you have a $3,414,000 note receivable from China Bottles recorded in Due from related companies. Please tell us when you issued the note receivable to China Bottles, when it was repaid to you by China Bottles, how it was repaid, and the total amount repaid (including interest shown separately). Given that these notes appear to have originated on the same date as your August 31, 2007 acquisition of a 48% ownership interest in China Bottles, please confirm that this was a separate transaction from the $16.5 million you paid for China Bottles.

Company Response:

China Bottles issued the notes to China Water in the fourth quarter of 2007. The notes were fully repaid in cash, including $102,000 of accrued interest, in June 2008. The note transaction was separate from China Water’s purchase of an equity interest in China Bottles.

China Water and Drinks, Inc. Interim Consolidated Financial Statements, page F-48

Consolidated Balance Sheets, page F-48

Staff Comment:

98. We note that as of March 31, 2008 you had a restricted cash balance of $18 million. We also note that you do not discuss this balance in the notes to your financial statements as of March 31, 2008. Please tell us the nature and terms of this $18 million restricted cash balance as of March 31, 2008 and where it is recorded on your statement of cash flows.

Company Response:

The disclosure of the $18 million restricted cash balance is presented on page F-65 of the Registration Statement. In response to the Staff’s comment, the Company has amended the Registration Statement on page F-52 to report the $18 million of restricted cash on the statement of cash flows for the period ended March 31, 2008 as a non-cash financing activity within the supplemental information section of the schedule.

Notes to Consolidated Financial Statements, page F-52

Staff Comment:

99. Please provide the selected quarterly financial data required by Item 302 of Regulation S-K, or tell us why such disclosure is not applicable.

Company Response:

The Company advises the Staff that China Water did not report quarterly financial data because it is a smaller reporting company and is not required to report financial results on a quarterly basis in its financial statements.

Note 2. Summary of Significant Accounting Policies, page F-53

Earnings Per Share, page F-56

Staff Comment:

100. You indicate in Note 1 regarding the effect of as-if conversion convertible notes, that notes convertible into 11,764,706 shares of the Company’s common stock as of March 31, 2008 have not been included in dilutive shares outstanding as their effect would be anti-dilutive. Please provide us with your analyses to support how the conversion of the convertible notes would be antidilutive as of March 31, 2008.

Company Response:

In response to the Staff’s comment, China Water prepared the following analysis in connection with the preparation of its March 31, 2008 interim financial statements to determine that the conversion of the convertible notes would be anti-dilutive as of March 31, 2008:

Assumed date of conversion (A)	Face Value of Debt	Effective interest rate	Interest recorded during the period net of tax 25%(B)	Conversion rate per share (C)	Shares received upon conversion	Interest per share obtainable upon conversion (D)	Actual basic EPS for comparative periods (E)
	(1)	(2)	(3)	(4)	(5)	(6)
					(1)/(4)	(3)/(5)
24-Jan-08	$50,000,000	7%	$481,250	$4.25	11,764,706	$0.0409	$0.038

(A)	Per FASB 128—conversion should be assumed to take place at the beginning of the period or the actual date of issuance if later.
(B)	Beginning January 1, 2008, a new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate.
(C)	$4.25 fixed conversion rate per agreement.
(D)	Per FASB 128—if this amount exceeds basic EPS, then conversion is anti-dilutive.
(E)	Basic EPS per calculation, rounded to $0.04 per financial statements.

Note 6. Investment in Equity Investee, page F-59

Staff Comment:

101. We note that your China Bottles table does not include revenue, gross margin and net income for the three months ended March 31, 2007. Please revise to include this financial information.

Company Response:

Prior to August 2007, China Bottles, which was then known as Hutton Holdings Corporation, was engaged in the residential mortgage business. Accordingly, there are no comparable quarterly results for the three months ended March 31, 2007.

Other Acquisition Activities, page F-60

Staff Comment:

102. It appears that as of March 31, 2008, you may have an acquisition(s) that may be deemed probable of occurring and that may be significant individually and in the aggregate. Please provide us with an analysis of significance for any probable acquisition under the provisions of Rule 3-05 of Regulation S-X.

Company Response:

The significance of an acquired business is evaluated based on: (i) the amount of the issuer’s investment in the acquired business, (ii) the total assets of the acquired business, and (iii) the pre-tax income of the acquired business, all as compared to the comparable items in the registrant’s most recent audited annual financial statements. For the purposes of the following analysis, the comparable values were determined from China Water’s 2007 Form 10-K, as amended.

Acquisitions in Process
(in millions except percentages)
Conditions pursuant to Section 210.1-02(w)(1):	Anticipated Purchase Price
Beijing (1)	6.0
Changsha, Hunan Province	5.3
Harbin, Heilongjiang Province	13.6

Total proposed investments in acquisitions in process	24.9
Total assets—China Water	90.3

Aggregate test	27.6%

Conditions pursuant to Section 210.1-02(w)(2):	Total Assets
Beijing (1)	—
Changsha, Hunan Province	2.6
Harbin, Heilongjiang Province	7.8

Total assets of proposed acquisitions in process	10.4
Total assets—China Water	90.3

Aggregate test	11.5%

Conditions pursuant to Section 210.1-02(w)(3):	Pre-tax Income
Beijing (1)	—
Changsha, Hunan Province	1.4
Harbin, Heilongjiang Province	3.3

Total pre-tax income of proposed acquisitions in process	4.70
Pre-tax income—China Water	19.7

Aggregate test	23.9%

(1) acquisition of a plant under construction

Individual test:
	Beijing (1)	Changsha	Harbin
Conditions pursuant to Section 210.1-02(w)(1):
Anticipated purchase price	6.0	5.3	13.6
Total assets – China Water	90.3	90.3	90.3

	6.6%	5.9%	15.1%

Conditions pursuant to Section 210.1-02(w)(2):
Total assets	—	2.6	7.8
Total assets – China Water	90.3	90.3	90.3

	—	2.9%	8.6%

Conditions pursuant to Section 210.1-02(w)(3):
Pre-tax income	—	1.4	3.3
Pre-tax income – China Water	19.7	19.7	19.7

	—	7.1%	16.8%

Based on the foregoing analysis, the Company does not believe that the proposed acquisitions qualify as significant subsidiaries individually or in the aggregate pursuant to Rule 3-05 of Regulation S-X.

Note 9. Lines of Credit and Long Term Debt, page F-61

Staff Comment:

103. We note that the convertible notes payable are convertible at a price of the greater of $3.00 or $4.25, the price you determined was the fair market value of your common stock at the date of the transaction. It appears to us that the observable market price of your common stock at January 24, 2008, was $17.25 per share. Please disclose how you determined the fair market value of your common stock to be $4.25 per share.

Company Response:

The fair market value of China Water’s common stock, as reflected in the January 2008 note transaction, was determined through arms-length negotiations with the institutional investors that participated in the transaction.

As discussed in the Company’s responses to Staff Comments Nos. 5 and 88 above, the parties, in considering China Water’s quoted price on the OTC-BB, took into consideration the fact that China Water has, and at all relevant times had, a de minimis public float and trading volume and a sporadic trading history. Accordingly, the parties did not believe that the bid price of China Water’s common stock on the OTC-BB was determinitive of its true value in the context of a merger between the Company and China Water.

Staff Comment:

104. We note in the last sentence of Note 9 that you refer to a Form 8-K for more information regarding the registration rights of common stock underlying the convertible notes. Please expand your disclosure to describe the registration rights. Refer to FSP-EITF-00-19-2 for additional guidance.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages F-66 to F-67 to add the disclosure required by paragraph 12 of FASB Staff Position EITF 00-19-2.

Note 11. Due from Related Companies, page F-64

Staff Comment:

105. Please confirm to us that there were no other related party transactions during the three months ended March 31, 2008 that are required to be disclosed.

Company Response:

The Company confirms that there were no other related party transactions during the three months ended March 31, 2008 that are required to be disclosed.

*            *            *            *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach Dick Heckmann and I at (760) 341-3606, and the legal team representatives at their respective email addresses below.

Sincerely,

Heckmann Corporation

By:	/S/ DONALD G. EZZELL
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP
Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)